Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31, 2004	For the Year Ended December 31,
		2003	2002	2001	2000	1999
Earnings:
Income (loss) from continuing operations before income taxes	$701	$1,958	$80	$(121)	$693	$2,222
Undistributed income (loss) of investees accounted for under the equity method	36	119	(37)	29	25	(14)
Interest capitalized	—	—	8	6	—	—

Adjusted earnings	665	1,839	109	(156)	668	2,236

Add fixed charges:
Interest credited to policyholders’ account balances	512	1,830	1,846	1,804	1,751	1,811
Gross interest expense (1)	101	403	435	653	1,056	863
One-third of rental expense	17	103	150	173	166	167

Total fixed charges	630	2,336	2,431	2,630	2,973	2,841

Total earnings plus fixed charges	$1,295	$4,175	$2,540	$2,474	$3,641	$5,077

Ratio of earnings to fixed charges (2)	2.06	1.79	1.04	0.94	1.22	1.79

(1)	Includes Securities business related interest expense which is included in “Net investment income” in the Consolidated Statements of Operations, interest which has been capitalized and amortization of debt discounts and premiums.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.